March 21, 2016

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Golden Queen Mining Co. Ltd.
Request to Withdraw Registration Statement on Form S-3
File No. 333-198285

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “U.S. Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-3 (SEC File No. 333-198285), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 21, 2014, and was declared effective on September 12, 2014.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the U.S. Securities Act and pursuant to Rule 457(p) under the U.S. Securities Act, and may be applied to a future registration statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant requests this withdrawal due to the Registrant’s failure to timely incorporate by reference filings required to maintain the Registration Statement.

If you have any questions or require additional information, please do not hesitate to contact me at 778.373.1557.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ Andrée St-Germain

cc:          Kenneth G. Sam, Dorsey & Whitney LLP